COLUMBIA FUNDS SERIES TRUST

50606 Ameriprise Financial Center

Minneapolis, MN 55474

February 28, 2012

Ms. Kathy Churko

Securities and Exchange Commission

100 F Street, N E

Washington, DC 20549-4720

Re:	Responses to SEC review of February 28, 2011 and March 31, 2011 N-CSR filings for Columbia Funds Series Trust

Dear Ms. Churko,

This letter is in response to your comments provided telephonically on January 25, 2012 relating to the annual N-CSR filings for several series of Columbia Funds Series Trust (the “Trust”) with fiscal years ending February 28, 2011 and March 31, 2011. Your comments are set forth below and each is followed by our response.

1.	In the shareholder reports for each of Columbia Small Cap Growth Fund II, Columbia Georgia Intermediate Municipal Bond Fund and Columbia Maryland Intermediate Municipal Bond Fund (the “Acquired Funds”), the Shareholder Meeting Results indicate that shareholders of each fund approved an Agreement and Plan of Reorganization (the “Plan”), whereby each Acquired Fund would be acquired (the “Reorganizations”) by another fund (the “Acquiring Funds”). As described in subsequent prospectus supplements, the Reorganizations did not occur. Please explain the changes in circumstances that resulted in the decisions to terminate the Plan with respect to these Reorganizations. Please also confirm whether any merger-related costs were charged to any of these funds and if so, quantify the amounts and whether any portion was reimbursed by Columbia Management Investment Advisers, LLC (“Investment Manager”).

Response: As described in prospectus supplements dated May 2, 2011, after shareholders of each Acquired Fund approved the Plan at a shareholder meeting held on February 15, 2011, the Board of Trustees of the Trust and the Board of Trustees of Columbia Funds Series Trust I, of which the Acquiring Funds are series, after further consideration of changed circumstances, determined that the termination of the Plan with respect to the Reorganizations was in the best interests of shareholders of each of the Acquired Funds and shareholders of each Acquiring Fund, respectively, and pursuant to the terms of the Plan, mutually agreed to terminate the Plan with respect to the Reorganizations. The changed circumstances that the Board of Trustees of the Trust considered included, among other factors, the substantial likelihood of significant shareholder redemptions,

Responses to N-CSR Comments

February 28, 2012

and the resulting potential impact on non-redeeming shareholders, that the Acquired Funds and Acquiring Funds were informed were likely to occur if the Reorganizations were effected. The Board of Trustees may, in the future, determine, based upon circumstances then in existence, that the Reorganizations are in the best interest of shareholders. The Funds did not bear merger costs related to the originally planned Reorganizations.

2.	Please explain the reconciliation between the unrealized appreciation/depreciation on forward foreign currency contracts included in the derivatives tables and Statement of Assets and Liabilities in the February 28, 2011 shareholder report for Columbia Overseas Value Fund (the “Overseas Fund”).

Response: The Overseas Fund presents details for forward foreign currency exchange contracts in two tables following the Investment Portfolio, one for forward contracts to buy foreign currency and another for forward contracts to sell foreign currency. Within each table, certain contracts may have unrealized appreciation or depreciation. The following table summarizes the unrealized appreciation and unrealized depreciation for each type of forward contract. The net amounts agree to the totals presented for each table in the annual report, while the gross amounts agree to the Statement of Assets and Liabilities.

	Contracts to Buy	Contracts to Sell	Gross Unrealized App/Dep (Statement of Assets and Liabilities)
Unrealized Appreciation	$11,078	$7,737	$18,815
Unrealized Depreciation	-	($11,771)	($11,771)
Net (Forward tables)	$11,078	($4,034)

Note that the above gross unrealized appreciation/depreciation amounts are also consistent with the derivatives disclosure in accordance with Accounting Standards Codification 815 – Derivatives and Hedging (see the footnote for the Effects of Derivative Transactions in the Financial Statements).

3.	In the shareholder report for the Overseas Fund, the expense for reports to shareholders in the Statement of Operations seems high given the size of the fund and number of shareholders. Please comment on the rationale for this amount.

Response: The line item for reports to shareholders includes the production costs of the semi-annual and annual reports to shareholders as well as the production costs for the annual update of the prospectuses and Statement of Additional Information. Because the costs of printing and mailing these reports is only a portion of the overall production cost, the production costs for the shareholder

Responses to N-CSR Comments

February 28, 2012

reports and prospectus are generally similar to those of other funds, regardless of the number of fund shareholders.

4.	In the February 28, 2011 shareholder reports of Columbia Large Cap Core Fund (the “Large Cap Fund”) and Columbia Mid Cap Value Fund (the “Mid Cap Fund”), an ‘Expense reimbursement due to Investment Manager’ of $132 and $23, respectively, is reflected in each fund’s Statement of Assets and Liabilities. As neither fund appears to participate in an expense recapture agreement with the Investment Manager, please explain the nature of these balances.

Response: Through January 31, 2011, the annualized expense ratios of the Large Cap Fund and the Mid Cap Fund were each slightly over their respective annual expense caps, resulting in a small fee waiver/expense reimbursement by the Investment Manager.

At the end of the fiscal year ended February 28, 2011, the annualized expense ratios of the Large Cap Fund and the Mid Cap Fund were each below their respective annual expense caps. As a result, amounts previously waived/reimbursed by the Investment Manager became due back to the Investment Manager.

The key point to note is that, within a fund’s fiscal year, waivers/reimbursements may move between the fund and the Investment Manager to reflect the fund’s current annualized expense ratio compared to its annual expense cap. However, when the fund reaches its fiscal year-end, if it exceeds its expense cap and participates in a recoupment arrangement, the amount of the waiver/reimbursement to reduce the fund’s expenses to its annual expense cap is the amount that is subject to recoupment by the Investment Manager.

5.	In the February 28, 2011 shareholder report for Columbia Marsico Focused Equities Fund (the “Marsico Fund”), the line for “Class A shares with sales charge” in the 10 year performance graph appears to begin at $10,000, although the class has an initial sales charge. Please confirm the beginning value in the graph.

Response: A review of the detailed plot points for the Marsico Fund indicates that the initial plot point for the line is $9,425, which reflects the deduction of the 5.75% maximum sales charge for Class A. We will evaluate the need to enhance the line graph presentations in future reports.

6.	The Marsico Fund’s Organization footnote indicates that it is a non-diversified fund, however in 2010 and 2011, it appears to operate as a diversified fund. Please confirm whether the fund has operated as a diversified fund or non-diversified fund during the last three fiscal years.

Responses to N-CSR Comments

February 28, 2012

Response: We have confirmed that during its fiscal year ended February 28, 2011, the Marsico Fund operated as a non-diversified fund.

7.	In the February 28, 2011 shareholder report for Columbia Small Cap Value Fund II (the “Small Cap Fund”), Statement of Assets and Liabilities reflects an ‘Expense reimbursement due from Investment Manager’ of $116,021, while the Statement of Operations reflects ‘Fees waived or expenses reimbursed by Investment Manager’ of $116,139. Please confirm when the Small Cap Fund received this reimbursement. Please also comment on the procedures for settling expense reimbursements between the Investment Manager and affected funds.

Response: The Small Cap Fund received this expense reimbursement on March 9, 2011. As a general policy, any expense reimbursements payable by the Investment Manager are settled on a monthly basis, which is consistent with the frequency of payments due to the Investment Manager under its Investment Management Services Agreement with the funds. In addition, the funds do not net payments due to and receivable from the Investment Manager; all payments are made by each party on a gross basis. Payments between the funds and the Investment Manager that relate to a given month generally occur within the first five business days of the following month.

Note that the Small Cap Fund had operated below its contractual expense cap through January 31, 2011 and as a result, there was no expense reimbursement due from the Investment Manager at that time. In February 2011 (the last month of its fiscal year), the Small Cap Fund’s annual expense ratio exceeded its contractual cap, resulting in an expense reimbursement due from the Investment Manager.

Given these facts and the payment timing discussed earlier, the fees waived/expenses reimbursed by the Investment Manager for the year ended February 28, 2011 are appropriately consistent with the expense reimbursement due from the Investment Manager at February 28, 2011.

8.	Certain February 28, 2011 and March 31, 2011 reports to shareholders indicate that, within certain limitations, the Investment Manager is entitled to recapture fees waived and/or expenses reimbursed for a three year period following the date of such fee waiver and/or reimbursement. Please confirm whether the ability of the Trust’s prior investment manager (Columbia Management Advisors, LLC, or “CMA”) to recapture fees ended with the termination of the investment advisory agreement with CMA when Ameriprise Financial, Inc. (“Ameriprise”) acquired a portion of the asset management business of Columbia Management Group, LLC after the close of business on April 30, 2010 (the “Transaction”). Please also confirm whether the potential recovery includes fees originally waived and/or expenses reimbursed by CMA.

Responses to N-CSR Comments

February 28, 2012

Response: In connection with the Transaction, fund shareholders approved a new Investment Management Services Agreement with the Investment Manager. Upon the close of the Transaction, CMA no longer had any ability to recapture fees it had waived and/or expenses it had reimbursed to any fund through April 30, 2010. The right to recapture any such amounts was assigned by CMA to the Investment Manager. As a result, the amounts disclosed in a fund’s shareholder report may include fees waived and/or expenses reimbursed by CMA and assigned to the Investment Manager, as well as fees waived and/or expenses reimbursed by the Investment Manager.

Note, however, at a meeting in April 2011, the Investment Manager proposed, and the Board of Trustees approved, changes to the Fee Waiver and Expense Cap Agreement effective May 1, 2011, which (i) removed the ability for the Investment Manager to recapture all fees previously waived or reimbursed and (ii) eliminated the possibility of recapturing any future fee waiver and/or expense reimbursement. This change was disclosed in the relevant March 31, 2011 annual reports to shareholders and August 31, 2011 semi-annual reports to shareholders.

9.	In the March 31, 2011 shareholder report for Columbia Short Term Bond Fund (the “Short Term Fund”), the fund held $10,000,000 par Sierra Receivables Funding Co. LLC (“Sierra”) 3.35% 6/20/18, which was valued at par. Please confirm whether this is correct. Additionally, this security does not appear in the subsequent semi-annual report to shareholders. Please confirm whether the security was sold subsequent to March 31, 2011 and if so, on what date, at what price and the value on the date prior to sale.

Response: The price of $100 for Sierra as of March 31, 2011 is consistent with the value provided by the Short Term Fund’s pricing source.

Prior to September 30, 2011, Sierra extended the maturity date of this particular security to 4/20/26. As of September 30, 2011, the Short Term Fund held $7,254,291 par (reflecting principal paydowns received since March 31, 2011) at a price of $100.21, resulting in a value of $7,269,653.

10.	The Statement of Assets and Liabilities of the Short Term Fund reflects ‘Expense reimbursement due from Investment Manager’ of $1,070,976, while the Statement of Operations reflects ‘Fees waived or expenses reimbursed by Investment Manager and/or administrator’ of $2,228,810. Please confirm when the Short Term Fund received this reimbursement. Please also comment on the procedures for settling expense reimbursements between the Investment Manager and affected funds.

Response: The Short Term Fund received this expense reimbursement on April 11, 2011.

Responses to N-CSR Comments

February 28, 2012

Note that the Short Term Fund operated above its contractual expense cap for the entire fiscal year, however, regular adjustments to budgeted accruals resulted in a significant amount of the waiver arising in the last month of the fiscal year.

Given these facts and the payment timing discussed earlier, the relationship between the fees waived/expenses reimbursed by the Investment Manager for the year ended March 31, 2011 and the expense reimbursement due from the Investment Manager at March 31, 2011 is considered appropriate.

Please also refer to the response to Item 7 above for a general discussion of the process to settle expense reimbursements.

11.	In the March 31, 2011 shareholder report for Corporate Bond Portfolio (“the Bond Fund”), there are two investments in Lehman Brothers Holdings, Inc. These investments are no longer held in the subsequent semi-annual report to shareholders. Please provide information around (i) the valuation of these investments as of March 31, 2011, (ii) the date sold, (iii) the sales price and (iv) the value on the date prior to sale.

Response: The details for these investments are presented in the following table:

Lehman Note	3/31/11 price	Sale date	Sales price	Prior price
5.625% 1/24/13	$26.00	5/4/11	$25.875	$26.00
6.875% 5/2/18	$26.25	5/3/11	$25.75	$25.75

12.	The Bond Fund presents details for credit default swap (“CDS”) contracts in a table following the Investment Portfolio. Please explain how the upfront premiums paid and received for credit default swap contracts reconcile to the Statement of Assets and Liabilities.

Response: The details for these CDS’ are presented in the following table:

	CDS table	Statement of Assets and Liabilities
Upfront premium paid	$58,483	$55,618
Upfront premium received	($6,546)	($6,535)

The amounts presented in the CDS table represent the original premium paid or received on trade date of the respective contracts. These CDS premiums and discounts are then amortized over the expected life of the CDS. The amounts presented as a CDS premium paid or CDS premium received in the Statement of Assets and Liabilities reflect the unamortized balance of those original premiums paid and received.

Responses to N-CSR Comments

February 28, 2012

13.	In the March 31, 2011 shareholder reports for the four LifeGoal funds the line for “Class A shares with sales charge” in each 10 year performance graph appears to begin at $10,000, although the class has an initial sales charge. Please confirm the beginning value in the graph.

Response: A review of the detailed plot points for the LifeGoal funds indicates that the initial plot point for the line is $9,425, which reflects the deduction of the 5.75% maximum sales charge for Class A. The initial plot point for LifeGoal Income Portfolio is $9,675, which reflects the deduction of the 3.25% maximum sales charge for Class A. As noted earlier, we will evaluate the need to enhance the line graph presentations in future reports.

14.	Three of the four LifeGoal funds hold unaffiliated investments, which appears to be the BofA Cash Reserves money market fund (the “BofA Fund”). Please explain why each LifeGoal fund’s cost and market value of unaffiliated investments shown in the Statements of Assets and Liabilities are different.

Response: Each of these funds holds two general types of unaffiliated investments. The first is the BofA fund, where cost equals market value, given its maintenance of a $1 net asset value. The second type of unaffiliated investments is U.S. Government Obligations (“U.S. Investments”), which includes U.S. Treasury Inflation Indexed Bonds and U.S. Treasury Inflation Indexed Notes. The market values of the various U.S. Investments fluctuate based on quoted market prices in active markets and other relevant valuation inputs and as a result, are not expected to equal the fund’s cost basis in those securities.

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary